Audit Notarized

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

SEC FILE NUMBER
8- 45490

PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2019 (MM/DD/YY) AND ENDING 05/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bodington & Company

OFFICIAL USE ONLY
31353
FIRM I.D. NO.

OFFICIAL USE ONLY ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 California Street Suite 630
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey C. Bodington (415) 391-3280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

J Bodington

2700 Ygnacio Valley Road, Suite 270 Walnut Creek, CA 94598
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jeffrey C. Bodington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bodington & Company, as of May 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jeffrey C Bodington

Signature

President

see next page.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission
- ☐ (o) Report on Assertions of Exemption of a Non-Carrying Broker or Dealer required By Rule 17a-5(d)(4) of the Securities and Exchange Commission

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 30 day of July, 2020, by Jeffrey Charles Bodington, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

THE GREAT SEAL OF THE STATE OF CALIFORNIA
ANASTASIA MUSHTAEV
Notary Public - California
San Francisco County
Commission # 2328953
My Comm. Expires May 23, 2024

(Seal) Signature [signature]

Bodington & Company

Financial Statements

and

Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934

For the year ended May 31, 2020

with

Reports of Independent Registered Public Accounting Firm

Contents

	Page
Financial Statements	
Report of Independent Registered Public Accounting Firm	2
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	12
Reconciliation Pursuant to Rule 17a-5(d)(4)	13
Computation for Determination of Reserve Requirements	14
Information Relating to Possession or Control Requirements	14
Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission	15
Report on Assertions of Exemption of a Non-Carrying Broker or Dealer required By Rule 17a-5(d)(4) of the Securities and Exchange Commission	16

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Bodington & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bodington & Company (the "Company") as of December 31, 2019, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Cropper Accountancy Corporation has served as the Company's auditor since 2019
Walnut Creek, California
July 23, 2020

Bodington & Company
Statement of Financial Condition
As of May 31, 2020

Assets		
Current assets		
Cash	$	22,267
Accounts receivable		44,132
Prepaid expenses		3,330
Total current assets		69,729
ASC 842 lease asset		49,400
Total assets	$	119,129
Liabilities and Stockholder's Equity		
Current liabilities		
Accounts payable	$	1,200
Income taxes payable, deferred		8,950
Total current liabilities		10,150
ASC 842 lease liability		52,438
Total liabilities		62,588
Stockholder's equity		
Common stock, no par value, 100 shares authorized, 15 shares issued and outstanding		45,000
Paid in capital		10,000
Retained earnings		1,541
Total stockholder's equity		56,541
Total liabilities and stockholder's equity	$	119,129

The accompanying notes are an integral part of these financial statements.

Bodington & Company
Statement of Income
For the year ended May 31, 2020

Revenues		
Commissions, fees and expense reimbursements	$	251,420
Expenses		
Salaries		62,464
Retirement plan contribution		56,000
Consultants and outside services		32,383
Rent		27,230
Travel and other		25,070
Employee health benefits		18,801
Payroll taxes		12,880
Office supplies and expenses		3,023
Regulatory compliance		1,561
Insurance		550
Total expenses		239,962
Income before taxes		11,458
Taxes on income		5,450
Net income	$	6,008

The accompanying notes are an integral part of these financial statements.

Bodington & Company
Statement of Changes in Stockholder's Equity
For the year ended May 31, 2020

	Common stock		Paid in	Retained	Total stockholder's
	Shares	Amount	capital	earnings	equity
Balances, May 31, 2019	15	$ 45,000	$ 10,000	$ (1,038)	$ 53,962
Restatement - ASC lease liability and asset	-	-	-	(3,429)	(3,429)
Net income	-	-	-	6,008	6,008
Balances, May 31, 2020	15	$ 45,000	$ 10,000	$ 1,541	$ 56,541

The accompanying notes are an integral part of these financial statements.

Bodington & Company
Statement of Cash Flows
For the year ended May 31, 2020

Cash flows from operating activities		
Net income	$	6,008
Adjustments to reconcile net income to net cash used by operating activities		
Deferred income taxes		4,650
Increase in accounts receivable		(6,295)
Increase in prepaid expenses		(3,330)
Decrease in accounts payable		(3,800)
Net cash used by operating activities		(2,767)
Cash flows from financing activities		
ASC lease liability and asset		(391)
Net decrease in cash		(3,158)
Cash, May 31, 2019		25,425
Cash, May 31, 2020	$	22,267
Supplemental disclosure		
Cash paid during the year for income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Bodington & Company
Notes to Financial Statements
May 31, 2020

Note 1 - Summary of significant accounting policies

Basis of presentation
Bodington & Company (the Company) is a California corporation formed in July 1996. The Company provides management consulting and investment advisory services to small and middle market power projects and power generation facilities located primarily in the United States.

The Company is registered as a broker-dealer with the Securities Exchange Commission and is a member of the Financial Industry Regulatory Authority.

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Cash
For purposes of the statement of cash flows, cash consists of amounts on deposit with a commercial bank in a non-interest bearing account, available on demand. The bank balances during the year ended May 31, 2020 were below the FDIC insured amount of $250,000.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. At May 31, 2020, the Company determined that an allowance for doubtful accounts was not necessary.

Income taxes
The Company files its income tax returns using the cash method of accounting. Deferred income taxes are provided on the temporary differences between accrual and cash basis income.

Note 1 - Summary of significant accounting policies (continued)

Income taxes (continued)
The Company follows accounting principles generally accepted in the United States relating to the accounting for uncertainty in income taxes. Adoption of the provisions did not have any impact on the Company's accounting for unrecognized tax liabilities. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years ended May 31, 2018 to 2020 are open for examination by the Internal Revenue Service and years May 31, 2017 to 2020 by the California Franchise Tax Board.

Furniture and equipment
Furniture and equipment are recorded at cost. Depreciation was computed using the declining balance method over estimated useful lives of from five to seven years. The Company capitalized individual purchases of $2,500 or more.

Revenues
Advisory fees are recorded as revenue in the period in which the related services are performed in accordance with the applicable agreement. Consulting fees are recorded at the time the service is completed to the extent management is confident of their collectability.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred. Advertising expenses were insignificant for the year ended May 31, 2020.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Note 2 - Income taxes

The provision for income taxes is as follows for the year ended May 31, 2020:

Current	
State	$ 800
Federal	-
	800
Deferred	
State	1,800
Federal	2,850
	4,650
Total	$ 5,450

The Company files its income tax returns using the cash method of accounting. The Company's deferred tax liability results principally from its accrual to cash temporary differences that total $43,224 at May 31, 2020.

At May 31, 2020, the Company had federal and California net operating loss carryforwards of $11,221 that were used to reduce its deferred tax liability. The loss carryforwards expire in various years from 2026 to 2039.

Note 3 - Lease obligation

The Company occupies its office facility under an operating lease that provides for monthly rental payments through April 2022. The future minimum payments for the year ending May 31, 2021 are $28,307 and May 31, 2022 are $26,726.

Rent expense for the year ended May 31, 2020 was $29,863, and included certain operating charges passed through to the Company by the lessor.

In accordance with ASU 2016-02 (Topic 842), the Company has recognized a right-to-use asset of $49,400 and lease liability of $52,438 as of May 31, 2020.

Note 4 - Profit-sharing plan

The Company has a profit-sharing plan for the benefit of its employee. Contributions to the plan are determined annually subject to certain maximum amounts allowable under the Internal Revenue Code. Contributions of $56,000 were made to the plan for the year ended May 31, 2020. Annual contributions are at the discretion of the Company Board of Directors.

Note 5 - Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6.67% of aggregate indebtedness, as defined under the Rule.

As of May 31, 2020, the Company had net capital, as defined under the Rule, of $21,067 which exceeded the minimum requirement of $5,000 by $16,067. The Company's aggregate indebtedness, as defined under the Rule, was 5.7% of its net capital.

Note 6 - Concentrations

Revenue from contracts with three entities comprised 81% of total revenues for the year ended May 31, 2020. At May 31, 2020, accounts receivable was due from two entities.

Note 7 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through the date of this filing. Other than as follows, management concluded that no material subsequent events have occurred since May 31, 2020 that required recognition or disclosure in these financial statements.

7 - Subsequent events (continued)

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the situation on its financial condition, liquidity and industry. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2020-21.

Note 8 - New accounting pronouncements

During the year ended May 31, 2020, the Company implemented the new accounting standard ASC 842, *Leases*, of the Financial Accounting Standards Board.

Supplemental Information required by
Rule 17a-5 under the
Securities Exchange Act of 1934

Bodington & Company
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
May 31, 2020

Net capital	
Total stockholder's equity	$ 56,541
Non-allowable assets -	
Accounts receivable	(44,132)
Prepaid expenses	(3,330)
ASC 842 lease asset	(49,400)
Other credits -	
ASC 842 lease liability	52,438
Deferred taxes	8,950
Net capital	$ 21,067
Total aggregate indebtedness	$ 1,200
Computation of basic net capital requirement	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 80
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 16,067
Net capital less the greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement of reporting broker	$ 15,067
Percentage of aggregate indebtedness to net capital	5.7%

Bodington & Company
Reconciliation Pursuant to Rule 17a-5(d)(4)
May 31, 2020

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of May 31, 2020)

Net capital from the Company's unaudited Part IIA FOCUS Report filing	$ 9,461
Adjustments to accrued expenses	9,497
Adjustments to cash	2,109
Net capital reported herein	$ 21,067

Aggregate indebtedness from the Company's unaudited Part IIA FOCUS Report filing	$ 10,697
Adjustments to accrued expenses	(9,497)
Aggregate indebtedness reported herein	$ 1,200

Bodington & Company
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
May 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Bodington & Company
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
May 31, 2020

A supplementary report pursuant to Rule 17a- 5(d)(2)(ii) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

July 23, 2020

Bodington & Company (the Company) is a limited broker-dealer, offering investment banking services. The Company does not directly handle customer funds or securities or any other duties associated with a clearing broker or dealer. The Company is registered with the U.S. Securities and Exchange Commission (SEC) in the event a transaction with a public entity requires a broker-dealer to hold credentials with the SEC.

In accordance with Rule 17a-5 of §240 of the Securities and Exchange Act of 1934, the Company performs an annual audit and files "Report pursuant to rule 17a-5 under the securities exchange act of 1934" with the SEC. On that report the Company claims exemption to Rule 15c3-3 based on exemption k (2) (i), which is noted below.

(k) *Exemptions.*
(2) The provisions of this section shall not be applicable to a broker or dealer:
(i) Who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities *for,* or owe money or securities *to,* customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers of Bodington & Company ".

The nature of the business of the Company qualifies the firm for this exemption. Further, management has evaluated transactions executed for the year and has verified that no customer funds have been received or distributed for securities transactions or for customer accounts and the Company does not maintain customer accounts. Therefore, the Company has met the identified exemption provisions throughout the recent fiscal year end without exception.

Sincerely,

Jeff Bodington

Jeffrey C. Bodington
President

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Bodington & Company

We have reviewed management's statements, included in the accompanying Assertions of Exemption of a Non-Carrying Broker or Dealer, in which (1) Bodington & Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bodington & Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Bodington & Company stated that Bodington & Company met the identified exemption provisions throughout the most recent fiscal year without exception. Bodington & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bodington & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
July 23, 2020